FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Unaudited
QUARTERLY FINANCIAL INFORMATION (ITR)	Corporation
COMMERCIAL, INDUSTRIAL AND OTHER	Legislation
March 31, 2007

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE 01482-6	2 – COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - Brazilian Revenue Service Registry of Legal Entities – CNPJ 47.508.411/0001-56
4 – Registration Number – NIRE 35900089901

01.02 - HEAD OFFICE

1 – FULL ADDRESS Avenida Brigadeiro Luís Antônio, 3142	2 - SUBURB OR DISTRICT Jardim Paulista
3 – ZIP CODE 01402-000	4 – MUNICIPALITY SÃO PAULO		5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3886-0533	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX
11 – AREA CODE 011	12 – FAX 3884-7177	13 – FAX -	14 - FAX -
15 – E-MAIL cbd .ri@paodeacucar.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Daniela Sabbag	2 - FULL ADDRESS Av. Brigadeiro Luís Antônio, 3142
3 – SUBURB OR DISTRICT Jardim Paulista	4 - ZIP CODE 01402-000		5 – MUNICIPALITY SÃO PAULO	6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE -	10 - TELEPHONE -	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-2677	14 – FAX -	15 - FAX -
16 - E-MAIL cbd.ri@paodeacucar.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2007	12/31/2007	1	1/1/2007	3/31/2007	4	10/1/2006	12/31/2006
9 – AUDITOR Ernst & Young Auditores Independentes S/S							10-CVM CODE 00471-5
11-NAME OF RESPONSIBLE PARTNER Sergio Citeroni						12-INDIVIDUAL TAXPAYERS' REGISTRATION - CPF 042.300.688-67

01.05 – CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current Quarter 3/31/2007	Prior quarter 12/31/2006	Same quarter in prior year 3/31/2006
Subscribed Capital
1 – Common	49,839,926	49,839,926	49,839,926
2 – Preferred	63,931,453	63,931,453	63,827,990
3 – Total	113,771,379	113,771,379	113,667,916
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private national
4 - ACTIVITY CODE 1190 – Supermarkets
5 – MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME
01	06.048.737/0001-60	NOVA SAPER PARTICIPAÇÕES LTDA
02	07.145.976/0001-00	VANCOUVER EMPREEND. E PARTICIPAÇÕES LTDA.
03	07.145.968/0001-55	MESSINA EMPREEND. E PARTICIPAÇÕES LTDA.
04	07.146.013/0001-12	SEVILHA EMPREEND. E PARTICIPAÇÕES LTDA.

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 –YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 – YIELD PER SHARE
01	AGO	4/30/2007	DIVIDEND	6/27/2007	ON	0.0001690300
02	AGO	4/30/2007	DIVIDEND	6/27/2007	PN	0.0001859400

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

1 – ITEM	2 – CHANGE DATE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - CHANGE AMOUNT (IN THOUSANDS OF REAIS)	5 - CHANGE NATURE	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - Balance Sheet - Assets (Thousands of reais)

1 – CODE	2 – Description	3 – 3.31.2007	4 - 12.31.2006
1	Total assets	8,950,867	9,453,435
1.01	Current assets	2,079,339	2,687,297
1.01.01	Available funds	119,821	528,654
1.01.01.01	Cash and banks	68,498	146,869
1.01.01.02	Financial investments	51,323	381,785
1.01.02	Receivables	908,595	1,197,725
1.01.02.01	Trade accounts receivable	480,602	756,359
1.01.02.02	Sundry receivables	427,993	441,366
1.01.02.02.01	Advances to suppliers and employees	34,430	29,836
1.01.02.02.02	Taxes recoverable	249,586	256,306
1.01.02.02.03	Deferred income tax	89,849	101,794
1.01.02.02.04	Other receivables	54,128	53,430
1.01.03	Inventories	1,005,200	944,147
1.01.04	Other	45,723	16,771
1.01.04.01	Prepaid expenses	45,723	16,771
1.02	Non-current assets	6,871,528	6,766,138
1.02.01	Long-term receivables	1,607,612	1,589,568
1.02.01.01	Sundry receivables	1,051,243	1,010,684
1.02.01.01.01	Receivables securitization fund	170,226	164,034
1.02.01.01.02	Taxes recoverable	118,562	94,459
1.02.01.01.03	Deferred income tax and social contribution	560,118	557,558
1.02.01.01.04	Judicial deposits	188,830	180,542
1.02.01.01.05	Other accounts receivable	13,507	14,091
1.02.01.02	Receivables from related companies	556,369	578,884
1.02.01.02.01	Other related companies	0	0
1.02.02.02.02	Subsidiary companies	523,324	535,854
1.02.01.02.03	Related parties checking account	33,045	43,030
1.02.01.03	Other	0	0
1.02.02	Permanent assets	5,263,916	5,176,570
1.02.02.01	Investments	1,118,634	1,116,870
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies – goodwill	0	0
1.02.02.01.03	Subsidiary companies	1,118,433	1,116,669
1.02.02.01.04	Subsidiary companies – goodwill	0	0
1.02.02.01.05	Other investments	201	201
1.02.02.02	Property, plant and equipment	3,677,316	3,569,815
1.02.02.03	Intangible assets	394,264	413,822
1.02.02.04	Deferred charges	73,702	76,063

02.02 - Balance Sheet - Liabilities (Thousands of reais)

1 - CODE	2 – Description	3 – 3.31.2007	4 – 12.31.2006
2	Total liabilities and shareholders' equity	8,950,867	9,453,435
2.01	Current liabilities	2,467,329	3,011,331
2.01.01	Loans and financing	336,867	511,321
2.01.02	Debentures	401,490	414,761
2.01.03	Suppliers	1,328,760	1,694,683
2.01.04	Taxes, charges and contributions	52,243	53,602
2.01.05	Dividends payable	20,312	20,312
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	0
2.01.08	Other liabilities	327,657	316,652
2.01.08.01	Salaries and related contributions	137,173	146,988
2.01.08.02	Public services	4,316	5,971
2.01.08.03	Rents	24,264	27,675
2.01.08.04	Advertising	7,803	7,355
2.01.08.05	Insurance	1,765	0
2.01.08.06	Purchase of assets	78,627	44,366
2.01.08.07	Other accounts payable	73,709	84,297
2.02	Noncurrent liabilities	1,605,461	1,599,977
2.02.01	Long-term liabilities	1,605,461	1,599,977
2.02.01.01	Loans and financing	120,000	139,597
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Payables to related companies	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other liabilities	1,485,461	1,460,380
2.02.01.06.01	Provision for contingencies	1,183,555	1,153,228
2.02.01.06.02	Tax installments	244,507	248,163
2.02.01.06.03	Provision for capital deficiency of subsidiaries	43,169	43,673
2.02.01.06.04	Others	14,230	15,316
2.04	Shareholders’ equity	4,878,077	4,842,127
2.04.01	Paid-up capital	3,954,629	3,954,629
2.04.02	Capital reserves	517,331	517,331
2.04.02.01	Special reserve for goodwill	517,331	517,331
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Revenue reserves	406,117	370,167
2.04.04.01	Legal	123,073	123,073
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retention of profits	115,501	79,551
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other	167,543	167,543
2.04.04.07.01	Reserve for expansion	167,543	167,543
2.04.05	Retained earnings/accumulated deficit	0	0
2.04.06	Advance for future capital increase	0	0

03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 1.1.2007 to 3.31.2007	4 – 1.1.2007 to 3.31.2007	5 – 1.1.2006 to 3.31.2006	6 – 1.1.2006 to 3.31.2006
3.01	Gross sales and/or services	3,049,608	3,049,608	2,794,550	2,794,550
3.02	Deductions	(484,890)	(484,891)	(461,357)	(461,357)
3.03	Net sales and/or services	2,564,718	2,564,718	2,333,193	2,333,193
3.04	Cost of sales and/or services rendered	(1,842,099)	(1,842,099)	(1,631,883)	(1,631,883)
3.05	Gross profit	722,619	722,619	701,310	701,310
3.06	Operating (expenses) income	(667,863)	(667,863)	(625,803)	(625,803)
3.06.01	Selling	(435,289)	(435,289)	(415,342)	(415,342)
3.06.02	General and administrative	(74,946)	(74,946)	(71,463)	(71,463)
3.06.03	Financial	(46,574)	(46,574)	(47,745)	(47,745)
3.06.03.01	Financial income	42,288	42,288	76,222	76,222
3.06.03.02	Financial expenses	(88,862)	(88,862)	(123,967)	(123,967)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(112,817)	(112,817)	(95,636)	(95,636)
3.06.05.01	Other taxes and charges	(14,603)	(14,603)	(10,220)	(10,220)
3.06.05.02	Depreciation and amortization	(98,719)	(98,719)	(88,446)	(88,446)
3.06.05.03	Loss on investment in subsidiary company	505	505	3,030	3,030
3.06.06	Equity in the results of subsidiary and associated companies	1,763	1,763	4,383	4,383
3.07	Operating profit	54,756	54,756	75,507	75,507
3.08	Nonoperating results	(3,662)	(3,662)	7,286	7,286
3.08.01	Revenue	93	93	13,341	13,341
3.08.02	Expenses	(3,755)	(3,755)	(6,055)	(6,055)
3.09	Income before taxation and profit sharing	51,094	51,094	82,793	82,793
3.10	Provision for income tax and social contribution	(3,178)	(3,178)	(23,271)	(23,271)
3.11	Deferred income tax	(9,385)	(9,385)	(3,649)	(3,649)
3.12	Statutory profit sharing and contributions	(2,581)	(2,581)	(3,000)	(3,000)
3.12.01	Profit sharing	(2,581)	(2,581)	(3,000)	(3,000)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income/loss for the period	35,950	35,950	60,171	60,171
	Number of shares, ex-treasury (in thousands)	113,771,379	113,771,379	113,667,916	113,667,916
	Earnings per share	0.00032	0.00032	0.00053	0.00053
	Loss per share

04.01 - Notes to the Quarterly Financial Information
(All amounts in thousands of reais, except when indicated)

1. Operations

Companhia Brasileira de Distribuição (“CBD” or “Company”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names “Pão de Açúcar”, “Extra”, “Barateiro”, “Comprebem”, “Extra Eletro”, “Sendas” and “Extra Perto”. At March 31, 2007, the Company had 550 stores in operation (549 stores at December 31, 2006), of which 397 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by the subsidiary Novasoc Comercial Ltda., (“Novasoc”), 45 by Sé Supermercados Ltda. (“Sé”), and 102 stores by Sendas Distribuidora S.A. (“Sendas Distribuidora”).

a) Sendas Distribuidora

Sendas Distribuidora operations began on February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. (“Sendas”). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro. The Company is performing a restructuring process, in order to increasing profitability through efficiency gains. (see Note 11(i)).

b) Partnership with Itaú

On July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. (“Itaú”) and the Company with the objective of setting up Financeira Itaú CBD S.A. (“FIC”). FIC structures and trades financial products, services and related items to CBD customers and has effectively assumed the financing operations to the Company’s clients and its subsidiaries since the third quarter of 2005, on an exclusive basis (see Note 9 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Casino joint venture agreement

On May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri Participações S.A. (Vieri), which became the parent company of CBD, whose control is shared by both group of shareholders.

On December 20, 2006, at the General Shareholders’ Meeting, it was approved the merger of Vieri by the Company. Due to the merger, the Company cancelled shares issued thereby owned by Vieri and consequently issued, in equal number, Company’s new common shares, all non-par, registered shares on behalf of Wilkes

Participações S.A. (“Wilkes”), sole Vieri’s shareholder at the time of merger. Wilkes was incorporated to operate as Grupo Pão de Açúcar’s holding company.

2. Basis of Preparation and Presentation of the Quarterly Information

The quarterly information was prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (CVM) and by the Brazilian Institute of Accountants (IBRACON).

With the purpose of providing additional information, the following is presented: (a) statement of cash flow, prepared in accordance with the Statement NPC 20/99 issued by IBRACON and (b) statement of added value, in accordance with Resolution of Accounting Federal Council – CFC 1,010 as of January 21, 2005.

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company and the consolidated financial statements include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Cash and cash equivalents

Cash and cash equivalents include the cash and checking account balances.

b) Marketable securities

Securities are recorded at cost, accrued of earnings verified up to the balance sheet date and not exceeding the market value. The marketable securities are redeemable within 90 days as from the balance sheet date.

c) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible.

Customer credit financing is generally for a term of up to 24 months. Interest is recorded and allocated as financial income during the financing period.

The Company securitizes its accounts receivable with a partially owned special purpose entity, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios).

d) Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

e) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

f) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency in subsidiaries is recorded, when applicable. Other investments are recorded at acquisition cost.

g) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Other expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

h) Intangible assets

Intangible assets include premium derived from the acquisition of companies and amounts related to acquisition of commercial rights and outlets. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with projected profitability over a maximum period of ten years.

i) Deferred charges

The expenditures related to the implementation of projects and development of new products and business models we recorded based on feasibility studies and are amortized for a term not exceeding 5 years.

j) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

k) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value, whichever is the shorter.

l) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax “ICMS”, Services Tax “ISS”, Social Contribution Tax on Gross Revenue for Social Integration Program “PIS” and Social Contribution Tax on Gross Revenue for Social Security Financing “COFINS” at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from financial income and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the income and social contribution taxes, which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$ 240 yearly for income tax and 9% for social contribution tax.

Deferred and income and social contribution tax assets were recorded under the item Deferred income and social contribution taxes from tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998 CVM Ruling 371, as of June 27, 2002 and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors.

m) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable. As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies as per Note 16.

n) Revenues and expenses

Revenues from sales are recognized when customer receives/withdraws the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of sales includes warehousing and handling costs.

o)	Earnings per share

The calculation was made based on the number of outstanding shares at the balance sheet date as if net income of the period was fully distributed. Earnings may be distributed, used for capital increase purposes or for compose the profits reserve for expansion, based on the capital budget.

p)	Consolidated quarterly information

The consolidated quarterly information was prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Deliberation 247, and include the quarterly information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, Auto Posto MFP Ltda. (“Auto Posto MFP”), Auto Posto Sigua Ltda. (“Auto Posto Sigua”), PA Publicidade Ltda. (“PA Publicidade”), Lourenção & Cia. Ltda. (“Lourenção”) and Versalhes Comércio de Produtos Eletroeletrônicos Ltda. (“Versalhes”). The direct or indirect subsidiaries, included in the consolidation, and the percentage of parent company’s interest comprise:

	Interest % in

	03.31.2007	12.31.2006

Novasoc	10.00	10.00
Sé	91.92	91.92
Sendas Distribuidora	42.57	42.57
PAFIDC	19.40	19.40
Versalhes	90.00	90.00
PA Publicidade	99.99	99.99
Auto Posto MFP	99.99	99.99
Auto Posto Sigua	99.99	99.99
Lourenção	99.99	99.99

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the quarterly information.

3. Marketable Securities

The marketable securities at March 31, 2007 and December 31, 2006 earn interest mainly at the Interbank Deposit Certificate “CDI” rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	3.31.2007	12.31.2006	3.31.2007	12.31.2006

Current

Resulting from sales through:
Credit card	112,532	222,182	150,483	299,272
Sales vouchers and others	10,374	49,465	17,019	63,452
Credit sales with post-dated checks	12,233	19,921	17,701	28,699
Accounts receivable- subsidiaries	92,387	134,121	-	-
Allowance for doubtful accounts	(2,232)	(12,329)	(2,417)	(12,597)
Resulting from Commercial Agreements	255,308	342,999	301,751	397,098

	480,602	756,359	484,537	775,924

Accounts receivable - Securization Fund	-	-	848,185	845,668
	-	-	848,185	845,668
	480,602	756,359	1,332,722	1,621,592

Noncurrent
Trade accounts receivable - others	13,507	14,091	13,507	14,091
Trade accounts receivable - Paes Mendonça	-	-	346,898	334,247

	13,507	14,091	360,405	348,338

Customer credit financing accrues monthly pre-fixed interest from 2.77% to 5.99% per month (from 2.92% up to 4.99% per month at December 31, 2006), and with payment terms of up to 24 months. Credit card sales relate are receivable from the credit card companies in installments not exceeding 12 months. Credit sales settled with post-dated checks accrue interest of up to 6.5% per month (6.5% per month at December 31, 2006) for settlement in up to 60 days. Credit sales are recorded net of unearned interest income.

Accounts receivable from subsidiaries relate to sales of merchandise by the Company, to supply the subsidiaries’ stores. Sales of merchandise by the Company’s warehouses to subsidiaries were substantially carried out at cost.

b) Accounts receivable – PAFIDC

The Company carries out securitization operations of its credit rights, represented by customer credit financing, credit sales with post-dated checks and credit card company receivables, to PAFIDC. The volume of operations was R$ 2,011,116 at March 31, 2007 (R$ 1,910,558 at March 31, 2006), in which, the responsibility for services rendered and subordinated interests was retained. The securitization costs of such receivables amounted to R$ 33,636 (R$ 30,259 at March 31, 2006) recognized as financial expenses in income for March 31, 2007. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balance of these receivables at March 31, 2007 and December 31, 2006 was R$ 848,185 and R$ 845,668, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

Accounts receivable - Paes Mendonça - relate to payment of liabilities performed by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by Commercial Rights of certain stores currently operated by CBD. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 9 (b) (i).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current sales transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	3.31.2007	12.31.2006	3.31.2007	12.31.2006

Resulting from:
Installment sales from post-dated checks	(87)	(101)	(92)	(106)
Corporate sales	(2,037)	(12,120)	(2,153)	(12,319)
Other accounts receivable	(108)	(108)	(172)	(172)

	(2,232)	(12,329)	(2,417)	(12,597)

5. Inventories

	Parent Company		Consolidated

	3.31.2007	12.31.2006	3.31.2007	12.31.2006

Stores	613,576	594,592	852,906	817,501
Warehouses	391,624	349,555	458,540	414,462

	1,005,200	944,147	1,311,446	1,231,963

Inventories are stated, net of provisions for shortage of inventories and obsolescence.

6. Recoverable Taxes

The balances of taxes recoverable at March 31, 2007 and December 31, 2006 refer basically to credits from IRRF (Withholding Income Tax), PIS (Employee’s Profit Participation Program), COFINS (Tax for Social Security Financing) and ICMS (State Value-Added Tax):

	Parent Company		Consolidated

	3.31.2007	12.31.2006	3.31.2007	12.31.2006

Current
Income tax and tax on sales	249,586	256,306	272,330	378,849

	249,586	256,306	272,330	378,849
Noncurrent
Taxes on sales	118,562	94,459	220,448	95,970

	118,562	94,459	220,448	95,970

Total of taxes recoverable	368,148	350,765	492,778	474,819

7. Receivables Securitization Fund - PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers through use of credit cards, post-dated checks, sales vouchers and installment purchase booklets.

PAFIDC has a predetermined duration of five years, beginning in October 2003, renewable for an additional five-year period. The capital structure of the fund at March 31, 2007, is composed of 10,126 senior quotas held by third parties, in the amount of R$ 757,192, which represent 79.6% of the fund equity (79.7% at December 31, 2006) and 2,439 subordinated quotas held by the Company and its subsidiaries, in the amount of R$ 194,101, which represent 20.4% of the fund equity (20.3% at December 31, 2006).

The net assets of PAFIDC at March 31, 2007 and December 31, 2006 are summarized as follows:

	3.31.2007	12.31.2006

Assets
Available funds	103,327	75,689
Accounts receivable	848,185	845,668

Total assets	951,512	921,357

Liabilities
Accounts payable	219	193
Shareholders’ equity (*)	951,293	921,164

Total liabilities	951,512	921,357

(*) includes mandatory redeemable quotas of interest in the amount of R$ 757,192 at March 31, 2007 (R$ 734, 124 at March 31, 2006).

The subordinated quotas were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at March 31, 2007 was R$ 170,226 (R$ 164,034 at December 31, 2006). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

The series A senior quotas reached benchmark profitability of 103.0% of CDI, variable interest interbank fee, from first subscription of quotas to February 20, 2004, and 105.0% of CDI after such date; the series B senior quotas were remunerated at 101.0% of CDI. The remaining balance of results will be attributed to the subordinated quotas. The series B senior quotaholders will redeem at June 23, 2007 the principal amount of R$ 71,100 in each redemption, updated by the reference yield, and will redeem the remaining balance of R$ 175,205 (R$ 167,893 at December 31, 2006) at the end of the fund’s term. The series A quotaholders will redeem their quotas only at the end of the fund’s term, the amount of which at March 31, 2007 corresponds to R$ 510,887 (R$ 495,131 at December 31, 2006) (Note 13).

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company

The PAFIDC financial information for the quarter ended at March 31, 2007 and the financial statements for the year ended at December 31, 2006 were audited by other independent auditors and are consolidated into the Company’s financial statements. In the quarter ended at March 31, 2007, total assets and net income represent 8.5% and 19.6%, respectively, in relation to the Company’s consolidated financial information (7.9% and 13.3% of total assets in the year ended at December 31, 2006 and net income, respectively, compared to the Company’s consolidated financial statements in the year ended at December 31, 2006).

8. Balances and Transactions with Related Parties

Balances

Company	Accounts receivable (payable)	Trade commissions receivable (payable)	Intercompany receivable (payable)	Proposed dividends

Pão de Açúcar Indústria e Comércio S.A.
(“PAIC”)	898	-	-	-
Wilkes	-	-	-	(7,946)
Casino Guichard Perrachon (“Casino”)	-	-	-	(385)
Península Participações Ltda. (“Península”)	9,862	-	-	(478)
Onyx 2006 Participações (“Onyx”)	-	-	-	(1,906)
Rio Plate Empreendimentos e Participações (“Rio
Plate”)	-	-	-	(377)
Sendas S.A.	-	-	17,824	-
Novasoc	20,323	23,918	-	-
Sé	37,924	418,227	-	-
Sendas Distribuidora	28,242	(17,845)	93,710	-
Versalhes	(49,611)	4,988	-	-
Auto Posto Sigua	-	17	-	-
Auto Posto MFP	-	309	-	-
Lourenção	(1,137)	-	-	-
FIC	5,114	-	-	-
Others	-	10,107	-	(9,220)

Balances at 3.31.2007	51,615	439,721	111,534	(20,312)

Balances at 12.31.2006	61,185	453,642	108,616	(11,777)

	Transactions held during the quarter ended
		at March 31, 2007 and 2006

Company	Services rendered and rents		Net
		Net sales	financial
		(purchases)	income

PAIC	1,780	-	-
Casino	(1,446)	-	-
Fundo de Invest.Imob.Península	(27,457)	-	-
Novasoc	1,709	46,011	-
Sé	3,718	105,101	-
Sendas Distribuidora	30,282	50,661	(2,216)
Versalhes	-	(60,770)	-
FIC	8,655	-	-
Others	(3,061)	-	-

Balance at 3.31.2007	14,180	141,003	(2,216)

Balance at 3.31.2006	(31)	622,671	10,355

Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Sé, Sendas Distribuidora and Versalhes, by the Company's warehouse and were made substantially at cost; the remaining transactions, described below, are carried out at prices and conditions agreed among the parties. The trade commission contracts are subject to an administration fee.

(i) Leases

CBD leases 21 properties from the Diniz Group. For the quarter ended March 31, 2007, payments under such leases totaled R$ 3,061 (R$ 3,867 at March 31, 2006), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

Sendas Distribuidora leases 57 properties from the Sendas family and 7 properties from CBD. For the quarter ended March 31, 2007, the total lease payments amounted to R$ 7,075 and R$ 1,263, respectively (R$ 8,176 and R$ 1,330, respectively, at March 31, 2006), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores. In September 2005, the amount of R$ 10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which will be amortized in 37 installments.

The leases were taken out under terms similar to those that would have been established if they had been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases

On October 3, 2005, final agreements were entered into referring to the sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península. The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. CBD was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, CBD has the right to exit individual stores before termination of the lease term, in case of the company be no longer interested in maintaining such leases.

The total amount paid under these leases for the quarter ended March 31, 2007 was R$ 28,300, of which R$ 27,457 was paid by CBD, R$ 727 paid by Novasoc and R$ 116 paid by Sé (at the quarter ended March 31, 2006 – R$ 27,490, of which R$ 26,647 paid by CBD, R$ 732 paid by Novasoc and R$ 111 paid by Sé). These amounts include an additional contingent lease based on 2.0% of revenues from stores.

(iii) Apportionment of corporate expenses

The corporate services, such as purchases, treasury, accounting, human resources and Shared Services Center (“CSC”) rendered to subsidiaries and affiliated companies are passed on by the cost amount effectively incurred with such services.

(iv) Technical Assistance Agreement with Casino

In CBD Board of Directors’ meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727, Casino shall provide services to CBD related to technical assistance in the human resources, own brands, marketing and communications, global campaigns and administrative assistance areas. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held on August 16, 2005. For the quarter ended March 31, 2007, CBD paid R$ 1,446 (R$ 1,634 at March 31, 2006) in connection with the services provided for under such agreement.

9. Investments

a) Information on investments at March 31, 2007 and December 31, 2006

			In the quarter ended at March 31, 2007

	Shares/ quotas of interest held	Holding (direct or indirect) %	Paid-in capital	Shareholders’ equity (capital deficiency)	Net income (loss) for the quarter

Novasoc	1,000	10.00	10	(42,989)	318
Sé	1,133,990,699	91.92	1,233,671	1,214,035	1,747
Sendas Distribuidora	450,001,000	42.57	835,677	15,007	(38,611)
Miravalles	42,250	50.00	260,888	146,796	(11,713)
Nova Saper	36,362	99.99	-	100	-
Versalhes	10,000	90.00	10	(165)	193
Auto Posto MFP	14,999	99.99	15	432	128
Auto Posto Sigua	29,999	99.99	30	(32)	12
PA Publicidade	9,999	99.99	10	475	42
Lourenção	1,905,615	99.99	1,906	1,484	(12)

			In the quarter ended at December 31, 2006

	Shares/ quotas of interest held	Holding (direct or indirect) %	Paid-in capital	Shareholders’ equity (capital deficiency)	Net income (loss) for the quarter

Novasoc	1,000	10.00	10	(43,307)	3,878
Sé	1,133,990,699	91.92	1,233,671	1,212,288	6,302
Sendas Distribuidora	450,001,000	42.57	835,677	23,603	(116,205)
Miravalles	42,250	50.00	260,888	158,502	(22,602)
Nova Saper	36,362	99.99	-	100	-
Versalhes	10,000	90.00	10	(358)	(775)
Auto Posto MFP	14,999	99.99	15	304	159
Auto Posto Sigua	29,999	99.99	30	(44)	(81)
PA Publicidade	9,999	99.99	10	433	-
Lourenção	1,905,615	99.99	1,906	1,496	-

b) Change in investments

	Parent Company						Consolidated

			Nova
	Novasoc	Sé	Saper	Lourenção	Other	Total	Total

Balances at September 30, 2006	-	1,104,656	101	-	461	1,105,218	44,914

Additions	-	-	-	1,632	-	1,632	45,944
Equity results	7,406	9,680	-	(136)	1,268	18,218	(11,301)
Transfer to capital deficiency	(7,406)	-	-	-	(792)	(8,198)	-

Balances at December 31, 2006	-	1,114,336	101	1,496	937	1,116,870	79,557

Equity results	318	1,606	-	(12)	356	2,268	(5,858)
Transfer to capital deficiency	(318)	-	-	-	(186)	(504)

Balances at March 31, 2007	-	1,115,942	101	1,484	1,107	1,118,634	73,699

(i)	Novasoc: Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities. The payments of leases by operating lease amounted to R$ 2,207 at the quarter ended March 31, 2007 (R$ 2,354 in the quarter ended at March 31, 2006), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

Under Novasoc bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000.

At March 31, 2007, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiaries, assured by the parent company, the Company recorded R$ 42,989 (R$ 43,307 at December 31, 2006), under “Provision for capital deficiency” to recognize its obligations before creditors.

ii)	Sé Supermercados – Sé holds a direct interest in Miravalles, corresponding to 50% of total capital. Investment at Miravalles indirectly represents investment at FIC (Note 9 (d)).

c) Investment agreement – CBD and Sendas

In February 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. constituted, by means of transfer of assets, rights and obligations, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, by means of the association of operating activities of both networks in the State of Rio de Janeiro. CBD’s indirect interest in Sendas Distribuidora at March 31, 2007 corresponded to 42.57% of total capital. It is incumbent upon CBD´s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora, in addition to its prevailing decision when electing or removing executive officers.

Pursuant to its Shareholders’ Agreement, Sendas S.A. may at any time as from February 1, 2007 exercise the right to barter its paid-in shares or a portion thereof, for preferred shares of CBD. At March 31, 2007, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-in and 18.92% to be paid-in.

Should Sendas S.A. exercise such right to barter, CBD will comply with the obligation, by means of one of the following:

(i)	To conduct the share barter trade for the value of transfer (*);

ii)	To purchase the shares on which the barter rights have been exercised in cash, for the value of transfer (*);

iii)	To adopt any corporate procedure (CBD capital increase, merger of shares as per article 252 of the Corporate Law, or any other);

(*) value of transfer will be the value of the paid-in shares (23.65% at March 31, 2007 and December 31, 2006), which must the higher between the two options below, limited to CBD’s market value:
  Price of shares calculated based on the company’s valuation to be calculated by acknowledged investment bank;
  Price of shares calculated based on the company’s valuation, equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12

(twelve) months preceding the acquisition date.

CBD’s preferred shares, issued to meet the barter, only may be sold according to the following dates:

  Between February 1, 2007 and January 31, 2010: one third (1/3) of CBD’s preferred shares;
  Between February 1, 2010 and January 31, 2013: one third (1/3) of CBD’s preferred shares, and
  As from February 1, 2013: the remaining shares still held by Sendas S.A.

At September 16, 2005, Sendas S.A. and CBD and its subsidiaries entered into the 2nd Addendum and Ratification of Shareholders’ Agreement of Sendas Distribuidora, which resolved on:

  The adoption of new proportionality when appointing Board of Directors members, being CBD then entitled to appoint 7 out of the 13 members to be elected;
  Restrict the veto right of Sendas S.A. only as to the amendment to the purpose of the Company;
  The postponement of the additional term (“second term”) of payment of class A preferred shares not paid in by Sendas S.A., for a period to end at February 28, 2014. During this second term, the payment only be made in cash, especially by means of utilization of dividends paid by the Company to Sendas S.A. After such term, should payment do not occur, such shares will be cancelled.

At October 19, 2006, Sendas S.A. manifested in writing to CBD the wish to exercise the “put” option, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. CBD, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, CBD was notified by the Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV (Chamber of Conciliation and Arbitration of the Getúlio Vargas Foundation) that Sendas S.A. has filed an appeal and brought the matter to arbitration, authority expected to discuss such matter.

At January 5, 2007, Sendas S.A. notified CBD, expressing the exercise of right to swap the totality of paid-up shares owned thereby with preferred shares of CBD’s capital stock, provided for in Clause 6.9.1 of Shareholders’ Agreement of Sendas Distribuidora, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right on the part of Sendas.

At March 13, 2007, CBD and Sendas entered into an Arbitration Commitment, commencing the arbitration proceeding. At April 31, 2007, Sendas S.A. has formally presented their arguments in the Câmara de Conciliação e Arbitragem of Fundação Getúlio Vargas “FGV”.

(i) Administrative Council for Economic Defense “CADE”

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be observed until the final decision on the association process, such as the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility, maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains, non-reduction of the term of current lease agreements, among others.

Shareholders are waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE.

(ii) Capital subscription by the AIG Group

At November 30, 2004, shareholders of Sendas Distribuidora and investment funds of the AIG Group (“AIG”) entered into an agreement through which AIG invested the amount of R$ 135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

After this operation, the Company, through its subsidiary Sé, now holds 42.57% of the Sendas Distribuidora total capital.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase.

The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance, and the amount of issued shares will enable the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora’s shares results in more than the value of three billion shares of CBD, CBD will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, the calculation is based on the EBITDA, EBITDA multiple and the Net Financial Indebtedness of Sendas Distribuidora. This “Exit Price” will give AIG the right to purchase CBD preferred shares according the criteria below:

  Should the “Exit Price” be lower than the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “Exit Price” divided by the CBD preferred share market value;
  Should the “Exit Price” exceed the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be, at CBD discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the “Exit Price” and the amount equivalent to the number of CBD preferred shares issued (defined by CBD) will be paid in cash.

At March 31, 2007, total AIG shareholding represented a credit of R$ 137,747 (R$ 151,157 at December 31, 2006), which, converted to the average quotation of the last week of March 2007 of CBD shares in the São Paulo Stock Exchange “BOVESPA”, would be equivalent to a total of 2,223,880,667 shares (2,181,516,928 shares at December 31, 2006) of the Company (1% of its capital).

d) Investment agreement – CBD and Itaú

Miravalles, a company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, which then started to hold 50% of such company. Also in 2004, Miravalles set up Financeira Itaú CBD S.A. “FIC”, with capital stock of R$ 150,000. It is a company which operates in structuring and commercialization of financial products and services exclusively to CBD customers.

On December 22, 2005, an amendment to the partnership agreement among CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of said goals were set out. At December 31, 2006 the Company recognized the remaining amount of R$ 58,151 under non-operating results, due to the fulfillment of certain performance goals during the year.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

The Miravalles’ financial information for the quarter ended March 31 and the financial statements for the year ended December 31, 2006 were audited by other independent auditors. In the quarter ended at March 31, 2007, total investments and net equity result of said investee represented 0.7% and (16.3)%, respectively, in relation to the Company’s consolidated financial statements (0.7% and 15.4% of total assets in the year ended at December 31, 2006 and net income in the quarter ended at March 31, 2006, respectively).

10. Property and Equipment

			Parent Company

	Annual depreciation rates

				03.31.2007		12.31.2006

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land			609,031	-	609,031	552,928
Buildings	3.33	3.33	2,067,887	(409,060)	1,658,827	1,659,180
Leasehold improvements	*	6.9	1,222,373	(464,673)	757,700	771,143
Equipment	10 to 33	16.6	818,301	(485,748)	332,553	338,458
Installations	20 to 25	20.0	400,098	(314,226)	85,872	85,293
Furniture and fixtures	10	10	187,176	(80,647)	106,529	104,031
Vehicles	20	20	21,011	(13,213)	7,798	7,546
Construction in progress	-	-	100,097	-	100,097	35,627
Other	10	10	38,543	(19,634)	18,909	15,609

			5,464,517	(1,787,201)	3,677,316	3,569,815

Annual average depreciation rate - %					5.20	5.38

			Consolidated

	Annual depreciation rates

				03.31.2007		12.31.2006

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land			650,707	-	650,707	594,585
Buildings	3.33	3.33	2,151,548	(423,793)	1,727,755	1,728,252
Leasehold improvements	*	6.9	1,761,245	(667,445)	1,093,800	1,114,130
Equipment	10 to 33	16.6	1,020,848	(584,350)	436,498	442,879
Installations	20 to 25	20.0	536,408	(400,327)	136,081	137,394
Furniture and fixtures	10	10	276,814	(111,041)	165,773	163,101
Vehicles	20	20	21,779	(13,595)	8,184	7,957
Construction in progress	-	-	101,616	-	101,616	37,115
Other	10	10	38,634	(19,655)	18,979	15,627

			6,559,599	(2,220,206)	4,339,393	4,241,040

Annual average depreciation rate - %					5.75	5.92

(*) Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

a) Additions to property and equipment

	Parent Company		Consolidated

	3.31.2007	3.31.2006	3.31.2007	3.31.2006

Additions	182,525	127,760	196,322	140,991
Capitalized interest	7,411	2,672	7,881	2,889

	189,936	130,432	204,203	143,880

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in information technology.

11. Intangible assets

	Parent Company	Subsidiaries	Consolidated

Balance at September 30, 2006	464,867	509,423	974,290

Additions	3,587	-	3,587
Amortization	(45,998)	(23,414)	(69,412)
Provision for goodwill reduction (i)	-	(268,886)	(268,886)
Write-off	(8,634)	-	(8,634)

Balance on December 31, 2006	413,822	217,123	630,945

Amortization	(19,558)	(4,812)	(24,370)

Balance on March 31, 2007	394,264	212,311	606,575

Upon the acquisition of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability –, were transferred to intangible assets, and will be amortized over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

(i) Provision for goodwill reduction – Sendas Distribuidora S.A.

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill of its associated company Sendas Distribuidora.

Based on this review, we concluded the need of provision for partial reduction of goodwill, the net effect of which on the consolidated was R$ 268,886, recorded under the non-operating result at December 31, 2006. The deferred tax credits were fully provisioned (Note 17 b(ii)).

12. Deferred Charges

	Parent Company	Subsidiaries	Consolidated

Balance at September 30, 2006	69,641	458	70,099

Additions	10,480	128	10,608

Transfer to property and equipment	(2,905)	3	(2,902)
Amortization	(1,153)	(371)	(1,524)

Balance at December 31, 2006	76,063	218	76,281

Additions	3,631	116	3,747

Transfer to advanced expense	(2,999)	(237)	(3,236)
Amortization	(2,993)	(1)	(2,994)

Balance at March 31, 2007	73,702	96	73,798

Regarding expenses with specialized consulting fees, incurred during the development and implementation of strategic projects, we point out:

  Categories management;
  Maximum efficiency in supermarket stores;
  Implementation of CSC;
  Implementation of procurement center of materials and indirect services.

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – “Extra Perto”.

13. Loans and Financing

		Parent Company		Consolidated

	Annual financial charges	3.31.2007	12.31.2006	3.31.2007	12.31.2006

Short-term
In local currency
BNDES (ii)	TJLP + 1.0% to 4.125%	74,171	89,571	74,171	89,571

Working capital (i)	TJLP + 1.7% to 3.5% of the CDI	7,477	7,542	7,477	7,542

Working capital (i)	Weighted average rate of 104.0% of CDI
	(104.0% at December 31, 2006)	17,916	-	60,237	22,752

PAFIDC Quotas (iii)	Senior B - 101% of CDI	-	-	71,100	71,100

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 3.5% to 4.125%	12,246	15,069	12,246	15,069

Working capital (i)	Weighted average rate of 103.4% of CDI
	(103.4% at December 31, 2006)	213,440	390,420	578,506	651,231

Imports	US dollar exchange variation	11,617	8,719	13,468	14,056

		336,867	511,321	817,205	871,321

Long-term
In local currency
BNDES (ii)	TJLP + 1.0% to 4.125%	98,836	113,524	98,836	113,524

Working capital (i)	TJLP + 1.7% to 3.5%	4,549	6,401	4,549	6,401

PAFIDC Quotas (iii)	Senior A - 105% of CDI (105% in 2006)	-	-	510,887	495,131
	Senior B - 101% of CDI (101% in 2006)	-	-	175,205	167,893

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 3.5% to 4.125%	16,615	19,672	16,615	19,672

Working capital (i)	Weighted average rate of 103.7% of CDI
	(103.9% in 2006 )	-	-	501,599	579,531

		120,000	139,597	1,307,691	1,382,152

The Company uses swaps operations to switch obligations from fixed interest rate in U.S. dollar to Brazilian real related to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at March 31, 2007 was 13.91% (15.0% at December 31, 2006).

(i) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of CBD growth. This is made without guarantees, but endorsed by CBD in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate) or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus an annual interest rates, in both cases. The financing is paied in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, measured in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

				Consolidated

		Grace	Number of
		period in	monthly
Contract date	Annual financial charge	months	installments	Maturity	3.31.2007	12.31.2006

Jan 13, 2000	TJLP + 3.5%	12	72	Jan 2007	-	885
Nov 10, 2000	TJLP + 1.0% to 3.5%	20	60	May 207	7,549	18,849
Nov 10, 2000	Foreign currency basket + 3.5%	20	60	Jul 2007	2,278	4,154
Nov 14, 2000	TJLP + 2.0%	20	60	Jun 2007	680	1,358
Mar 12, 2002	Foreign currency basket + 3.5%	12	48	Mar 2007	-	161
Apr 25, 2002	TJLP + 3.5%	6	60	Oct 2007	5,975	8,521
Apr 25, 2002	Foreign currency basket + 3.5%	6	60	Oct 2007	785	1,179
Nov 11, 2003	Foreign currency + 4.125%	14	60	Jan 2010	25,797	29,246
Nov 11, 2003	TJLP + 4.125%	12	60	Nov 2009	149,761	163,604
Nov 11, 2003	TJLP + 1.0%	12	60	Nov 2009	9,043	9,879

					201,868	237,836

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. For the quarter ended March 31, 2007, R$ 185 was added to the principal (R$ 1,902 at December 31, 2006).

In the meeting held on March 8, 2007, the BNDES’ directors authorized the concession of a new financial support in the amount of R$ 187,330, with a grace period of 6 months and 60 months for amortization, with interest taxes from 2.7% to 3.2% over TJLP.

This new financial support has a term of 60 days to be contracted by CBD and will entirely support investments, already accrued by the Company with the opening of 15 new stores and the modernization of several existing stores.

(ii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified its PAFIDC quotas of interest, due to their characteristics, to the “Loans and financing” group of accounts (Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date
Senior A	5,826	105.0 % of CDI	7.4.2008
Senior B	4,300	101.0 % of CDI	7.4.2008

(iii) Maturities – long-term

	3.31.2007

	Parent Company	Consolidated

2008	72,914	1,041,954
2009	47,086	47,797
2010	-	217,940

	120,000	1,307,691

14. Debentures

a) Breakdown of outstanding debentures:

			Annual
		Outstanding	financial
	Type	Securities	charges	3.31.2007	12.31.2006

5th issue - 1st series	Floating	40,149	CDI + 0.95%	401,490	414,761

Total				401,490	414,761

Noncurrent liabilities				-	-

Current liabilities				401,490	414,761

b) Debenture activity

	Number of
	debentures	Amount

At September 30, 2006	40,149	401,491

Interest, net of payments		13,270

At December 31, 2006	40,149	414,761

Interest, net of payments		(13,271)

At March 31, 2007	40,149	401,491

c) Additional information

Fifth issue - at October 4, 2002, shareholders approved the issue and public placement limited to R$ 600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$ 411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits (DI) and accrue annual spread of 1.45% payable every six months. The first series was renegotiated on September 9, 2004, to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning at April 1, 2005 and ending at October 1, 2007. The debentures will not be subject to renegotiation until maturity at October 1, 2007. The Company is in compliance with debt covenants provided for in the 5th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance ratio between net debt and EBITDA (Note 23), less than or equal to 4 .

15. Taxes and social contribution payable

These are composed of the following:

	Parent Company		Consolidated

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Taxes and contributions payable
Taxes paid in installments	46,320	50,288	48,619	52,553
PIS and COFINS payable	2,745	3,287	5,315	6,583
Provision for Income Tax and Social Contribution	3,178	27	6,634	9,539

	52,243	53,602	60,568	68,675

The Company waived certain claims and legal actions, opting to join the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Current
I.N.S.S.	36,120	35,668	36,253	35,799
PAES	9,804	14,620	11,817	16,754
Others	396	-	549	-

	46,320	50,288	48,619	52,553

Noncurrent
I.N.S.S.	189,628	196,172	190,326	196,895
PAES	51,538	51,991	62,106	64,206
Others	3,341	-	4,627	-

	244,507	248,163	257,059	261,101

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel, as shown below:

	Parent Company

			Reversals/	Monetary

	12.31.2006	Additions	Payments	Restatement	03.31.2007

Tax claims:
COFINS and PIS	976,001	2,817	-	17,165	995,983
Other	15,865	1,546	-	190	17,601
Labor	40,288	2,103	(1,923)	1,373	41,841
Civil and other	121,074	4,231	(111)	2,936	128,130

Total	1,153,228	10,697	(2,034)	21,664	1,183,555

	Consolidated

			Reversals/	Monetary

	12.31.2006	Additions	Payments	Restatement	03.31.2007

Tax claims:
COFINS and PIS	1,011,320	2,817	-	17,759	1,031,896
Other	17,094	1,787	-	223	19,104
Labor	42,708	3,171	(2,936)	1,458	44,401
Civil and other	138,341	4,727	(490)	3,294	145,872

Total	1,209,463	12,502	(3,426)	22,734	1,241,273

a) Taxes

Tax-related contingencies are indexed to the SELIC (Central Bank Overnight Rate), of 13.96% at March 31, 2007 (15.08% at December 31, 2006) and, in some cases, are subject to fines. In all cases, when applicable, both interest charges and fines have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

In 1999, the rate for COFINS increased from 2% to 3%, and the tax base of both COFINS and PIS was extended to encompass other types of income, including financial income. The Company is challenging the increase in contributions of

COFINS and the extension of base of such contributions. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, in the total of R$ 922,417 (R$ 907,707 at December 31, 2006), resulting from the lawsuit filed by the Company and its subsidiaries, claiming the right to not apply Law 9718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% over the revenue) and of PIS under Law 9715/98 (0.65% over the revenue) as from February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle, starting by PIS as from December 1, 2002, with the Law 10637/02 and COFINS, as from February 2004 by means of Law 10833/03, the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, aiming at continuing its application by the concept of sales results, as well as the appropriation of credits not accepted by laws and that the Management understands to be subject to appropriation, such as financial expenses and third parties expenses. The provision recorded in the balance sheet in the amount of R$ 101,732 (R$ 96,007 at December 31, 2006), includes the unpaid installment, monetarily restated. In addition, the company challenges the limit of percentage and the term for appropriation of COFINS credit over the initial inventory carried with the Law 10833/03, recording in its balance sheet the difference of appropriated credit under such rule by virtue of judicial authorization. There are no judicial deposits for such discussions.

The company has another discussion stemming from the merged company Cia. Pernambucana de Alimentos – CIPAL, as to the tax base applied to PIS and COFINS contributions. We discuss the application of gross income as tax base, booking in its balance sheet the restated difference between the amounts paid and the basis provided for by Law 9718/98, in the amount of R$ 7,747 (R$ 7,606 at December 31, 2006). Said discussion has no judicial deposit.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses: a) lawsuit questioning the non-levy of IPI over codfish imports, which awaits decision by appellate court judge; b) federal administrative assessment about the restatement of equity accounts by an index higher than that accepted by tax authorities, which awaits decision by administrative appellate court judge (“Summer Plan”); c) administrative assessment referring to the collection of debts of withholding IRPJ

(corporate income tax), PIS and COFINS, which also awaits decision by administrative appellate court judge, d) administrative assessment due to offsetting of INSS credit verified by the company under the viewpoint of undue payment over allowance not provided for by law, in progress in administrative lower court. The amount recorded in accounting books for such issues is R$ 19,104 (R$ 17,094 at December 31, 2006). The Company has no judicial deposits related to such issues.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At March 31, 2007, the Company recorded a provision of R$ 44,401 (R$ 42,708 at December 31, 2006) for contingencies related to labor claims. Such lawsuits, which loss in the amount of R$ 9,154 (R$ 9,734 at December 31, 2006), is deemed as probable by our legal counsel. Management, based on advice from legal counsel, evaluates these contingencies and provides for losses where probable and reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate “TR”, (2.0% accumulated over the last 12 months in the quarter ended at March 31, 2007) plus 1% monthly interest. The earmarked judicial deposits amount is R$ 41,465 (R$ 36,715 at December 31, 2006).

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company sets up provisions for losses in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

Among these lawsuits, we point out the following:

  The company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS financing. The company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the appellate Regional Federal Court. The amount accrued is R$ 45,071 (R$ 43,156 at December 31, 2006) and the Company effected a

          R$ 4,079 million judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

  The Company is challenging the constitutionality of the contribution to SEBRAE and requested, by means of a writ of prevention, the payment of the restated credit of amounts paid, through the offsetting of the balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training). The company was granted the right of not paying the falling due contributions, inasmuch as it provides for the judicial deposits, as usual. The writ of prevention was filed and the Company’s legal advisors have obtained a Declaratory Action at lower court of appeals maintaining the proceeding. The accrued amount is R$ 32,631 (R$ 31,122 at December 31, 2006), and judicial deposit in the amount of R$ 32,360 (R$ 30,825 at December 31, 2006).
  The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the accrual amount is R$ 31,216 (R$ 30,516 at December 31, 2006). There is no judicial deposit for such proceeding.
  The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At March 31, 2007 the accrual amount for these lawsuits is R$ 12,377 (R$ 11,507 at December 31, 2006). There is no judicial deposit for such proceeding.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at March 31, 2007, as follows:

  INSS (Social Security Tax) – the Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$ 110,362 (R$ 106,117 at December 31, 2006). This lawsuit is under discussion in the administrative lower court and there is no judicial deposit.

  Income tax – the Company was served tax assessment notice in relation to exclusion from the IRPJ (Corporate Income Tax) tax base of accounts payable regarding certain taxes with suspended enforceability, which, from the tax authorities’ point of view, should not have been excluded, which awaits decision by administrative appellate court judge and possible loss concerning said notice amounts to R$ 41,692 (R$ 40,088 at December 31, 2006), with no judicial deposit up to this moment.
  Other contingencies – They are related to administrative proceedings and to lawsuits under the civil court scope, special civil court, Consumer Protection Agency – PROCON (in many states), Weight and Measure Institute – IPEM, National Institute of Metrology, Standardization and Industrial Quality – INMETRO and National Health Surveillance Agency – ANVISA, in great majority related to suits for damages, amounting to R$ 60,122 (R$ 52,404 at December 31, 2006). There are also (a) other lawsuits related to the FINSOCIAL (Tax for Social Security Financing) at the amount of R$ 19,235 (R$ 18,495 at December 31, 2006); (b) administrative assessments related to divergences verified in DCTF and DIPJ, lack of payment and offsetting questioned for the purposes of IRPJ, PIS, COFINS and FINSOCIAL in the amount of R$ 44,960 (R$ 42,917 at December 31, 2006), which await decision in administrative lower and appellate courts; (c) and tax assessments notices in the State level, regarding the use of ICMS credits related to electricity, suppliers believed to be disreputable by the tax authorities, among others, that are in progress in administrative lower court and amount to R$ 110,394 (R$ 104,235 at December 31, 2006). For these and other lawsuits with non-significant individual amounts, there are no judicial deposits.

The Company was served notice in a State level as to the ICMS, related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts, in which, in the tax authorities’ understanding, the circulation of products did not take place. Regarding the Federal level, the Company was served notice regarding these operations, in relation to PIS, COFINS and income tax. The installment was classified by our legal counsel as probable, which has been accrued, amounting to R$ 7,985 (R$ 7,485 at December 31, 2006) and as possible, amounting to R$ 167,639 (R$ 161,191 at December 31, 2006). Such lawsuits are being discussed in the administrative level and there are no judicial deposits.

Past December 2006, after the conclusion of the inspection process for the year 2001, the Company was served notice by the São Paulo State Treasury. The tax assessment refers to the recovery of tax replacement pursuant to the Ordinance

CAT 17/99. The tax authorities understood that the Company was not complying with ordinances 63/99 and 99/05 dealing with ancillary liabilities to recovery. According to our attorneys, the possible losses amount to R$ 242,207 (R$ 226,659 at December 31, 2006).

Occasional adverse changes in the expectation of risk of the referred to lawsuits may require that additional provision for contingencies be set up.

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

f) Guarantees

The company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

			Letters of
Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	372,202	1,514	74,272	447,988
Labor	7,246	3,168	26,064	36,478
Civil and other	11,870	659	13,331	25,860

Total	391,318	5,341	113,667	510,326

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

17. Income and Social Contribution Taxes

a) Income tax and social contribution reconciliation

	Parent Company		Consolidated

	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Income before income taxes and social contribution	51,094	82,793	37,313	64,619

Income and social contribution taxes at nominal rate	(12,774)	(20,698)	(11,407)	(18,743)

Income tax incentive	78	1,174	128	1,480
Equity results and provision for capital
deficiency of subsidiary	567	339	(5,858)	(5,026)
Other permanent adjustments and social
contribution rates, net	(434)	(437)	(2,801)	4,855

Effective income tax	(12,563)	(19,622)	(19,938)	(17,434)

Income tax for the year
Current	(3,178)	(23,271)	(6,860)	(33,187)
Deferred	(9,385)	3,649	(13,078)	15,753

Income tax and social contribution expenses	(12,563)	(19,622)	(19,938)	(17,434)

Effective rate	-24.6%	-23.7%	-53.4%	-27.0%

b) Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Deferred income tax and social contribution assets
Tax losses (i)	11,464	12,862	295,359	298,332
Provision for contingencies	54,805	51,354	69,240	65,294
Provision for hedge and levied on a cash basis	16,243	25,915	70,518	80,188
Allowance for doubtful accounts	10,875	13,399	10,940	13,490
Goodwill in non-merged companies	22,208	21,360	77,878	79,433

Goodwill in merged company (ii) (iii)	517,294	517,294	517,294	517,294

Provision for goodwill reduction (Note 11 (i))	-	-	151,060	161,196
Deferred gains from shareholding dilution, net	1,393	1,518	1,393	1,518
Other	15,685	15,650	20,652	20,803

	649,967	659,352	1,214,334	1,237,548
Provision for realized deferred income tax	-	-	(151,060)	(161,196)
Total deferred income tax assets	649,967	659,352	1,063,274	1,076,352

Current assets	89,849	101,794	170,759	238,676
Noncurrent assets	560,118	557,558	892,515	837,676

Total deferred income tax assets	649,967	659,352	1,063,274	1,076,352

(i)	At March 31, 2007, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred income and social contribution taxes arising from tax loss carryforwards and temporary differences in the amount of R$ 649,967 (R$ 659,352 at December 31, 2006) in the Parent Company and R$ 1,063,274 (R$ 1,076,352 at December 31, 2006 in Consolidated.

ii)	Recognition of deferred income and social contribution tax assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for goodwill reduction, as presented above.

iii)	At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.

The goodwill special reserve set up at CBD, as a result of such merger, as provided for by provision in paragraph 1 of article 6 of the CVM Ruling 319, will be at the end of each fiscal year and to the extent in which the tax benefit to be determined by CBD, as a result of goodwill amortization, represents an effective decrease of taxes paid by CBD, purpose of capitalization at CBD, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other CBD’s shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM

Ruling 319.

In order to enable a better presentation of the Financial Statements, the goodwill net value less provision of R$ 515,488, which substantially represents the tax credit balance plus the amount of R$ 1,806 was classified as deferred income tax.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by management and Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on such studies, the Company estimates that the recovery of tax credits will occur in up to ten years, as follows:

	03.31.2007

	Parent Company	Consolidated

2007	89,849	170,759
2008	33,150	73,055
2009	96,164	140,132
2010	145,167	194,003
2011 to 2014	285,637	485,325

	649,967	1,063,274

18. Shareholders’ Equity

a) Capital

Authorized capital comprises 200,000,000,000 shares approved at the Extraordinary General Meeting held on June 22, 2005. Fully subscribed and paid-up capital is comprised at March 31, 2007 and December 31, 2006, of 113,771,378,433 registered shares with no par value, of which 49,839,925,688 shares are common and 63,931,452,745 are preferred shares.

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of

Financial Statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

The Company’s bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which can include the interest attributed to equity, net of tax.

c) Capital reserve – Goodwill Special Reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 1 (c), in contra account to the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged was R$ 517,331 and will be used in the capital increase, upon the realization of reserve.

d) Revenue reserves

(i)	Legal reserve – the legal reserve is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii)	Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

e) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until the date the beneficiary retires.

The price of option from the date of concession to the date of exercise thereof by the employee is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Information on the stock option plan is summarized below:

	Number of	Price on	Price of
	shares	the date of	concession
	(per thousand)	concession	on 03/31/2007

Options in force
Series VII – May 16, 2003	499,840	40.00	45.86
Series VIII – April 30, 2004	431,110	52.00	57.75
Series IX – April 15, 2005	494,545	52.00	52.74
Series X – July 7, 2006	450,735	66.00	68.31

	1,876,230
Options exercised
Series VII - December 13, 2005	(145,677)
Series VII - May 9, 2006	(2,063)
Cancelled options	(479,362)
Balance of options in force	1,249,128

Options not granted	2,150,872
Current balance of the option plan	3,400,000

At February 23, 2006, series V was cancelled, not existing any conversion. At March 31, 2005 series IV was ended, not existing any conversion. At March 31, 2004 series III was exercised, capitalized and ended. Series I and II ended in 2001 and 2002, respectively.

At March 31, 2007, the Company’s preferred shares quotation on the São Paulo Stock Exchange was R$ 60.00 per thousand shares.

The table below shows the effects on net income if the Company had recognized the expense related to the granting of stock option, applying the market value method, as required by Official Memorandum CVM/SNC/SEP N° 01/2007 paragraph 25.9:

	03.31.2007		03.31.2006

	Net	Shareholders'	Net	Shareholders'
	income	equity	Income	equity

At March 31	35,950	4,878,077	60,171	4,312,544
Expense related to share-based

compensation to employees

determined according to

market value method, net of income tax	1,616	1,616	(1,309)	(1,309)

At March 31 (Pro forma)	37,566	4,879,693	58,862	4,311,235

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 0.42% at March 31, 2007 (1.42% at December 31, 2006), expectation of volatility of nearly 36.7% at March 31, 2007 (37.2% at December 31, 2006), non-risk weighted average interest rate of 6.4% at March 31, 2007 (6.6% at December 31, 2006) and expectation of average life of four years at March 31, 2007 (four years at December 31, 2006).

New Preferred Stock Option Plan

The Extraordinary General Meeting held on December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type thousand shares will correspond to the average of closing price of negotiations of CBD’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with negative goodwill of 20%. The price per each Gold-type thousand shares will correspond to R$ 0.01. In both bases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as from the 36th month to 48th month as from the start date defined as the date of the adhesion agreement of respective series or fulfillment of any suspensive condition of its effectiveness to be defined by the Committee, the beneficiary will acquire the right to exercise: a) 100% of granting of Silver-type shares; b) the quantity of lots of Gold-type shares to be determined by the Committee, after the compliance with granting conditions.

Up to date, there was no granting of this new plan. The series of previous plan continue in force until the respective maturity dates.

19. Net financial income

	Parent Company		Consolidated

Financial expenses	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Financial charges - BNDES	6,717	13,458	6,717	13,458
Financial charges - Debentures	13,556	17,982	13,556	17,982
Financial charges on
contingencies and taxes	26,674	33,377	29,093	34,604
Swap operations	9,156	19,476	29,314	42,852
Receivables securitization	25,614	30,262	33,636	38,461
CPMF and bank services	11,705	6,321	16,905	11,515
Other financial expenses	(4,560)	3,091	2,224	10,059

Total financial expenses	88,862	123,967	131,445	168,931
Financial revenues
Interest on cash and cash equivalent	19,453	38,861	38,725	68,357
Financial discounts obtained	9,153	14,345	10,367	15,869
Financial charges on taxes
and judicial deposits	4,431	4,033	10,555	5,623
Interest on installment sale	7,021	8,615	10,379	11,466
Interest on loan	2,216	10,354	173	404
Other financial revenues	14	14	14	14

Total financial revenues	42,288	76,222	70,213	101,733

Net financial balance	(46,574)	(47,745)	(61,232)	(67,198)

20. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within limits approved by the Management.

b) Concentration of credit risk

The Company’s sales are direct to individual customers through post-dated checks, in a small portion of sales (2% of yearly sales). In such portion, the risk is minimized by the large customer base. These receivables are also mostly sold to PAFIDC without right of recourse.

The advances to suppliers are made only to selected suppliers. We do not have credit risk with suppliers, since we discount only own payments of goods already delivered.

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at March 31, 2007 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

			At March 31, 2007

	Parent Company		Consolidated

	Book	Market	Book	Market

Assets
Cash and cash equivalents	68,498	68,498	112,350	112,350
Marketable securities	51,323	51,323	744,302	744,302
Receivables securitization fund	170,226	170,226	-	-

	290,047	290,047	856,652	856,652

Liabilities
Loans and financings	456,867	457,372	2,124,896	2,135,984
Debentures	401,490	403,197	401,490	403,197

	858,357	860,569	2,526,386	2,539,181

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

d) Currency and interest rate risk management

The utilization of derivative instruments and operations involving interest rates aims at protecting the results of assets and liabilities operations of the Company, conducted by the finance operations area, in accordance with the strategy previously approved by management.

The cross-currency interest rate swaps allow the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 13) for floating rate interest in Brazilian reais. As of March 31, 2007, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,122,434 (US$547,421) (R$ 1,279,559 – US$598,483 at December 31, 2006), include financing of R$ 1,108,966 (US$540,853) (R$ 1,265,503 – US$591,910 at December 31, 2006), the weighted average interest rates of 5.1% per year (5.1% at December 31, 2006) which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.7% of CDI (103.6% of CDI at December 31, 2006).

21. Insurance Coverage (not reviewed)

Coverage at March 31, 2007 and December 31, 2006 is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment	Named risks	5,577,635
and inventories
Profit	Loss of profit	1,335,000
Cash	Theft	43,460

The Company also holds specific policies covering civil and management liability risks in the amount of R$ 160,410.

22. Non-operating results

	Parent Company		Consolidated

	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Expenses
Results in the property and equipment write-off	3,755	-	4,094	-
Provision for losses - other receivables		6,056	-	6,056

Total non-operating expenses	3,755	6,056	4,094	6,056
Revenues
Achievement of performance goal (Note 9 (d))	-	10,476	-	10,476
Interest reversal on performance goal	-	2,826	-	2,826
Provision reversal	93	-	1,156	-
Other	-	40	-	40

Total non-operating revenues	93	13,342	1,156	13,342

Non operating balance	(3,662)	7,286	(2,938)	7,286

23. Statement of LAJIDA – earnings before interest, taxes, depreciation and amortization (EBITDA) (not reviewed)

	Parent Company		Consolidated

	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Operating income	54,756	75,507	40,251	57,333
(+) Net financing expenses	46,574	47,745	61,232	67,198
(+) Equity accounting	(2,268)	(7,413)	5,858	14,782
(+) Depreciation and amortization	98,719	88,446	126,926	120,149

EBITDA	197,781	204,285	234,267	259,462

Net sales revenue	2,564,718	2,333,193	3,530,349	3,304,967
% EBITDA	7.7%	8.8%	6.6%	7.9%

24. Encumbrances, Eventual Liabilities and Commitments

The Company has commitments assumed with leaseholders of various stores already contracted at March 31, 2007, as follows:

	03.31.2007

	Parent Company	Consolidated

2008	9,640	10,646
2009	9,175	10,071
2010	7,146	8,042
2011	4,791	5,687
2012	2,961	3,857
from 2013	76,396	87,526

	110,109	125,829

25. Subsequent events which do not give rise to supplementary adjustments

a) 6th Issue of Simple Debentures

At April 27, 2007, the Company filed with CVM, the 6th issue of 77,965 simple, non-convertible, nominative and book entry debentures, in two series, with the following characteristics:

Unit face value at the issue date: R$ 10,000.00
Date of issue on 3/1/2007
Maturity Date: 3/1/2013
Remuneration: CDI + 0.5% per year

The first series is formed by 54,000 debentures subscribed by the par value accrued of pro-rate interest since the issue date, and will be paid-up in cash in domestic currency;

The second series is formed by 23,965 debentures subscribed by the par value with the selling concession, as defined in the deed of issue, added to the remuneration, accrued of pro-rate interest since the issue date. The pay up will be in cash, by means of the use of credits from the Company’s debentures of 5th issue, in a number which corresponds to the price of 2nd series debentures subscription.

The issue was approved in Board of Directors meetings held on March 27, 2007 and April 25, 2007.

The amortization of debentures’ interests will be semi-annually accomplished and the amortization of principal will occur at March 1st, 2011, 2012 and 2013 in equal amounts at 1/3 (one third) of the total issued, respectively.

b) Ordinary and Extraordinary General Meeting held on April 30, 2007

• Deliberations of Ordinary General Meeting:

(i) Profit allocation of the year ended 2006, after the set up of Legal Reserve of R$ 4,276, as shown below:

a. R$ 20,312 – distribution of dividends

b. R$ 54,842 – expansion reserve

c. R$ 6,094 – capital reserve

• Deliberations of Extraordinary General Meeting:

(i) Capital increase, without issue of new shares, by means of the capitalization of expansion reserve and profits’ retention reserve, in the total amount of R$ 186,157, with the capital increase of the Company, which will be R$ 4,141,787;

(ii) Investments plan for 2007, in the amount of R$ 1,250,000, which will be earmarked for the acquisition of plants; for stores, gas stations and drugstores openings and renovation of existing assets.

26. Supplementary Information

Aiming at providing additional information, there are presented: (a) Statements of Cash Flows, prepared according to the NPC 20/99 issued by IBRACON and (b) Statements of Additional Value, according to the Resolution CFC 1010 of January 21, 2005.

a) Statements of Cash Flows

	Parent Company		Consolidated

			Quarters ended in

	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Cash flow from operating activities

Net income for the year	35,950	60,171	39,950	60,171

Adjustment for reconciliation of net income

Deferred income tax	9,385	(3,649)	13,078	(15,753)

Residual value of permanent asset disposals	3,755	4	4,094	4

Net gains from shareholding dilution	-	(13,302)	-	(13,302)

Depreciation and amortization	98,719	88,446	126,926	120,149

Interest and monetary variations, net of payments	(61,211)	28,094	(8,262)	96,881

Equity results	(2,268)	(7,413)	5,858	14,782

Provision for contingencies	10,696	9,298	12,502	10,105

Provision for property and equipment write-offs and losses	557	-	557	-

Minority interest	-	-	(22,175)	(15,986)

(Increase) decrease in assets

Accounts receivable	275,855	311,463	280,647	318,991

Advances to suppliers and employees	(4,594)	(3,998)	(4,383)	(4,603)

Inventories	(61,053)	1,528	(79,483)	(18,068)

Recoverable taxes	(15,881)	21,454	(16,322)	6,266

Other assets	(25,457)	(25,249)	(42,704)	(46,880)

Related parties	25,358	30,781	9,639	(17,973)

Judicial deposits	(5,171)	(8,156)	(9,129)	(10,399)

Increase (decrease) in liabilities

Suppliers	(365,923)	(296,598)	(408,099)	(326,360)

Payroll and related charges	(9,815)	(15,063)	(6,451)	(15,851)

Income and social contribution taxes payable	(12,606)	(18,232)	(21,380)	(20,048)

Other accounts payable	(14,527)	(8,759)	(6,868)	26,745

Net cash generated in operating

activities	(118,231)	168,338	(136,005)	148,871

	Parent Company		Consolidated

			Periods ended in
	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Cash flow from investing activities

Acquisition of companies	-	-	-	(8,501)

Acquisition of property and equipment	(155,676)	(101,360)	(169,943)	(112,107)

Increase in deferred assets	(3,631)	(4,283)	(3,747)	(4,282)

Net cash flow generated (used) in

investing activities	(159,307)	(105,643)	(173,690)	(124,890)

Cash flow from financing activities

Financings

Funding and refinancing	44,184	25,962	69,393	35,690

Payments	(175,479)	(62,358)	(184,557)	(68,901)

Net cash used in financing activities	(131,295)	(36,396)	(115,164)	(33,211)

Net increase (decrease) in cash, banks and

marketable securities	(408,833)	26,299	(424,859)	(9,230)

Cash, banks and marketable securities at end of year	119,821	756,931	856,652	1,701,607

Cash, banks and marketable securities at beginning of year	528,654	730,632	1,281,511	1,710,837

Changes in cash, banks and marketable securities	(408,833)	26,299	(424,859)	(9,230)

Cash flow suplemental information

Interest paid on loans and financings	106,906	48,585	107,066	49,322

b) Statements of Added Value

	Parent Company				Consolidated

							Periods ended at

	03.31.2007%		03.31.2006%		03.31.2007%		03.31.2006%

Revenues

Sales of goods	3,049,608		2,794,550		4,167,951		3,924,728

Credit write-offs	9,707		(1,096)		9,884		(1,305)

Non-operating	(3,662)		7,286		(2,938)		7,286

	3,055,653		2,800,740		4,174,897		3,930,709

Inputs acquired from third

parties

Cost of goods

sold	(2,219,352)		(1,953,618)		(3,061,886)		(2,768,395)

Materials, energy, outsourced

services and others	(235,890)		(193,479)		(336,112)		(287,475)

	(2,455,242)	-	(2,147,097)	-	(3,397,998)	-	(3,055,870)

Gross added value	600,411		653,643		776,899		874,839

Retentions

Depreciation and amortization	(100,221)		(90,578)		(128,563)		(122,997)

Net added value

produced by the Company	500,190		563,065		648,336		751,842

Received in transfer

Equity results	2,268		7,413		(5,858)		(14,782)

Minority interest	-		-		22,175		15,986

Financial income	42,288		76,222		70,213		101,733

Total added value to be	44,556		83,635		86,530		102,937

distributed	544,746	100.0	646,700	0100.	734,866	100.0	854,779	100.0

Distribution of added

value

Personnel and related charges	(220,166)	40.4	(227,509)	35.8	(297,002)	40.4	(311,024)	34.9

Taxes, fees and

contributions	(140,673)	25.8	(168,581)	26.5	(179,077)	24.4	(213,861)	29.2

Interest and rents	(147,957)	27.2	(190,439)	28.3	(222,837)	30.3	(269,723)	29.0

Dividends	-	0,0	-	0,0	-	-	-	0,0

Profit retention	35,950	6.6	60,171	9.4	35,950	4.9	60,171	6.9

05.01 – Comments on Company Performance During the Quarter

See ITR 08.01 – Comments on Consolidated Performance

06.01 – Consolidated Balance Sheet – Assets (Thousands of reais)

1 – CODE	2 – Description	3 – 3.31.2007	4 - 12.31.2006
1	Total assets	11,176,704	11,672,273
1.01	Current assets	4,121,947	4,878,416
1.01.01	Available funds	856,652	1,281,511
1.01.01.01	Cash and banks	112,350	247,677
1.01.01.02	Financial investments	744,302	1,033,834
1.01.02	Receivables	1,885,949	2,342,159
1.01.02.01	Trade accounts receivable	1,332,722	1,621,592
1.01.02.02	Sundry receivables	553,227	720,567
1.01.02.02.01	Advances to suppliers and employees	36,440	32,057
1.01.02.02.02	Taxes recoverable	272,330	378,849
1.01.02.02.03	Deferred income tax	170,759	238,676
1.01.02.02.04	Other receivables	73,698	70,985
1.01.03	Inventories	1,311,446	1,231,963
1.01.04	Other	67,900	22,783
1.01.04.01	Prepaid expenses	67,900	22,783
1.02	Non-current assets	7,054,757	6,793,857
1.02.01	Long-term receivables	1,961,292	1,766,034
1.02.01.01	Sundry receivables	1,724,977	1,520,428
1.02.01.01.01	Taxes recoverable	220,448	95,970
1.02.01.01.02	Deferred income tax and social contribution	892,515	837,676
1.02.01.01.03	Judicial deposits	249,078	234,901
1.02.01.01.04	Accounts receivable	360,405	348,338
1.02.01.01.05	Other accounts receivable	2,531	3,543
1.02.01.02	Receivables from related companies	236,315	245,606
1.02.01.02.01	Other related companies	0	0
1.02.01.02.02	Subsidiary companies	236,315	245,606
1.02.01.02.03	Related parties checking account	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	5,093,465	5,027,823
1.02.02.01	Investments	73,699	79,557
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies – goodwill	0	0
1.02.02.01.03	Subsidiary companies	73,498	79,356
1.02.02.01.04	Subsidiary companies – goodwill	0	0
1.02.02.01.05	Other investments	201	201
1.02.02.02	Property, plant and equipment	4,339,393	4,241,040
1.02.02.03	Intangible assets	606,575	630,945
1.02.02.04	Deferred charges	73,798	76,281

06.02 – Consolidated Balance Sheet – Liabilities (Thousands of reais)

1 - CODE	2 – Description	3 – 3.31.2007	4 – 12.31.2006
2	Total liabilities and shareholders' equity	11,176,704	11,672,273
2.01	Current liabilities	3,362,952	3,823,909
2.01.01	Loans and financing	817,205	871,321
2.01.02	Debentures	401,490	414,761
2.01.03	Suppliers	1,619,169	2,027,268
2.01.04	Taxes, charges and contributions	60,568	68,675
2.01.05	Dividends payable	20,312	20,312
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	0
2.01.08	Other liabilities	444,208	421,572
2.01.08.01	Salaries and related contributions	166,559	173,010
2.01.08.02	Public services	6,194	8,784
2.01.08.03	Rents	36,230	40,924
2.01.08.04	Advertising	8,455	8,219
2.01.08.05	Insurance	2,047	0
2.01.08.06	Purchase of assets	78,627	44,366
2.01.08.07	Other accounts payable	146,096	146,269
2.02	Noncurrent liabilities	2,829,434	2,877,821
2.02.01	Long-term liabilities	2,829,434	2,877,821
2.02.01.01	Loans and financing	1,307,691	1,382,152
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Payables to related companies	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other liabilities	1,521,743	1,495,669
2.02.01.06.01	Provision for contingencies	1,241,273	1,209,463
2.02.01.06.02	Tax installments	257,059	261,101
2.02.01.06.03	Others	23,411	25,105
2.03	Minority interests	106,241	128,416
2.04	Shareholders’ equity	4,878,077	4,842,127
2.04.01	Paid-up capital	3,954,629	3,954,629
2.04.02	Capital reserves	517,331	517,331
2.04.02.01	Special reserve for goodwill	517,331	517,331
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Revenue reserves	406,117	370,167
2.04.04.01	Legal	123,073	123,073
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retention of profits	115,501	79,551
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other	167,543	167,543
2.04.04.07.01	Reserve for expansion	167,543	167,543
2.04.05	Retained earnings/accumulated deficit	0	0
2.04.06	Advance for future capital increase	0	0

07.01 – Consolidated Statement of Income (Thousands of reais )

1 – CODE	2 – DESCRIPTION	3 – 1.1.2007 to 3.31.2007	4 – 1.1.2007 to 3.31.2007	5 – 1.1.2006 to 3.31.2006	6 – 1.1.2006 to 3.31.2006
3.01	Gross sales and/or services	4,167,951	4,167,951	3,924,728	3,924,728
3.02	Deductions	(637,602)	(637,602)	(619,761)	(619,761)
3.03	Net sales and/or services	3,530,349	3,530,349	3,304,967	3,304,967
3.04	Cost of sales and/or services rendered	(2,548,534)	(2,548,534)	(2,322,095)	(2,322,095)
3.05	Gross profit	981,815	981,815	982,872	982,872
3.06	Operating (expenses) income	(941,564)	(941,564)	(925,539)	(925,539)
3.06.01	Selling	(606,484)	(606,484)	(587,904)	(587,904)
3.06.02	General and administrative	(118,066)	(118,066)	(117,119)	(117,119)
3.06.03	Financial	(61,232)	(61,232)	(67,198)	(67,198)
3.06.03.01	Financial income	70,213	70,213	101,733	101,733
3.06.03.02	Financial expenses	(131,445)	(131,445)	(168,931)	(168,931)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(149,924)	(149,924)	(138,536)	(138,536)
3.06.05.01	Taxes and charges	(22,998)	(22,998)	(18,387)	(18,387)
3.06.05.02	Depreciation and amortization	(126,926)	(126,926)	(120,149)	(120,149)
3.06.06	Equity in the results of subsidiary and associated companies	(5,858)	(5,858)	(14,782)	(14,782)
3.07	Operating profit	40,251	40,251	57,333	57,333
3.08	Nonoperating income	(2,938)	(2,938)	7,286	7,286
3.08.01	Revenue	1,156	1,156	13,341	13,341
3.08.02	Expenses	(4,094)	(4,094)	(6,055)	(6,055)
3.09	Income before taxation and profit sharing	37,313	37,313	64,619	64,619
3.10	Provision for income tax and social contribution	(6,860)	(6,860)	(33,187)	(33,187)
3.11	Deferred income tax	(13,078)	(13,078)	15,753	15,753
3.12	Statutory profit sharing and contributions	(3,600)	(3,600)	(3,000)	(3,000)
3.12.01	Profit sharing	(3,600)	(3,600)	(3,000)	(3,000)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.14	Minority Interests	22,175	22,175	15,986	15,986
3.15	Net income for the period	35,950	35,950	60,171	60,171
	Number of shares, ex-treasury (in thousands)	113,771,379	113,771,379	113,667,916	113,667,916
	Net income per share	0.00032	0.00032	0.00053	0.00053
	Loss per share

08.01 – Comments on the Consolidated Performance During the Quarter

Sales Performance
Net sales grew 6.8% in the quarter

R$ million	1Q07	1Q06	Chg.
Gross Sales	4,168	3,925	6.2%
Net Sales	3,530	3,305	6.8%

In the 1st quarter of 2007, the Company recorded gross sales of R$ 4,168.0 million and net sales of R$ 3,530.3 million, with growth of 6.2% and 6.8% respectively in relation to the same prior-year period. This increase is due to the consolidation of the competitiveness strategy adopted, the recovery of food sales and the new sales incentive campaign.

In the ‘same stores’ concept, sales also presented a growth trend in relation to the levels observed in previous quarters, attaining the rate of 4.8% (gross sales) and 5.6% (net sales), in line with the growth of 5.0% expected by the Company for 2007.

Sales of food products presented a reversal of the downtrend recorded during the year 2006, registering growth of 4.5%, with an emphasis on the performance of perishable products. Sales of non-food products, even with the strong basis of comparison (growth of 14.5% in the first quarter of 2006 – World Cup effect), presented growth of 5.9% .

One of the prominent aspects was that although food inflation presented recovery in the quarter, the Group’s internal price monitoring index shows that prices practiced at the stores have been growing at considerably lower rates than those recorded by the food inflation indexes published by Fipe (Fundação Instituto de Pesquisas Econômicas - Brazilian Institute of Economic Research) or by IBGE (Instituto Brasileiro de Geografia e Estatística - Brazilian Institute of Geography and Statistics).

Another highlight of the period was the continuity of the growth of the flow of customers at the Group’s stores – a performance that has been accompanied by a higher average purchase per customer.

Although all the banners have displayed a growth in the ‘same stores’ the period, reflecting the Company’s better price positioning, the Pão de Açúcar banner stood out once again and the Sendas banner showed recovery in relation to the levels recorded in previous quarters.

Operating Performance
New sales campaign: ‘Varejo na Alma’

The sales incentive campaign called ‘Varejo na Alma’, an initiative involving all the employees of the stores, main office and Distribution Centers, stimulating the increase of sales with profitability, was started in January 2007. All the collaborators from the stores that attain growth of 5% in sales over the budget and that guaranteed at least the net income of this budget are awarded in this campaign.

The Campaign has been achieving excellent results and has already awarded 79 stores in the first quarter of 2007. This will be the focal point of 2007, which will clear the path for the consolidation of a new sales threshold.

The Company also continues focused on expense reduction programs and on the competitiveness strategy, which continued to produce consistent results in the 1st quarter of 2007 (sales growth, customer traffic and price image of the banners).

The comments presented below about operating performance refer to the consolidated figures of CBD, which include all the operating results of Sendas Distribuidora (a joint venture of CBD with the Sendas chain, in the state of Rio de Janeiro).

Gross margin of 27.8% in the quarter
Price reduction strategy contributed toward this performance.

R$ million	1Q07	1Q06	Chg.
Gross Income	982	983	-0.1%
Gross Margin - %	27.8%	29.7%	-190 bps

The gross margin reached 27.8% in 1Q07, 190 basis points (bps) below the 29.7% reported in 1Q06. The margin reduction was offset by the growth of the sales volume, which allowed the Group to maintain practically the same gross income in the two periods (R$ 981.8 million in the first quarter of 2007 as opposed to R$ 982.9 million in the same period of 2006).

The lower gross margin is explained by the more aggressive price posture, which is already in its third consecutive quarter and has contributed to improve the price image of all the banners.

Operating Expenses
Expense as a percentage of the net sales at a level lower than in 1Q06

R$ million[1]	1Q07	1Q06	Chg.
Selling Expenses	606	588	3.2%
Gen. Adm. Exp.	118	117	0.8%

Operating Exp. (without Taxes and Charges)	725	705	2.8%
% of net sales	20.5%	21.3%
Taxes and Charges	23	18	25.1%

Total Operating Expenses	748	723	3.3%
% of net sales	21.2%	21.9%
(1) Totals may not tally as the figures are rounded off

Important advances were presented in relation to selling and general and administrative expenses in the 1st quarter of 2007.

Excluding taxes and charges, the level of operating expenses in the quarter was 20.5%, down 80 bps in relation to the 21.3% recorded in 1Q06.

Total operating expenses, including taxes and charges, attained 21.2% of the net revenue in 1Q07, lower than the 21.9% of the net revenue recorded in the same period of 2006.

The period highlight was the 60 bps drop in sales expenses as a percentage of net sales, from 17.8% in 1Q06 to 17.2% in 1Q07.

Administrative expenses as a percentage of net sales registered a slight downslide in relation to the previous year, going from 3.5% in 1Q06 to 3.3% in 1Q07.

In absolute terms, selling expenses and administrative expenses presented lower growth rates than the increase of sales in the period (6.8%), amounting to 3.2% and 0.8% respectively.

This reduction of expenses as a percentage of net revenue is mainly due to the expense reduction programs implemented throughout 2006 and to the greater dilution of expenses in the period.

These programs will continue to produce results during 2007, causing expenses as a percentage of net sales (excluding taxes and rates) to reach the target of 20% in 2007.

EBITDA Margin of 6.6% (without taxes and charges)
Competitiveness strategy affected EBITDA

R$ million	1Q07	1Q06	Chg.
EBITDA (without taxes and charges)	234	259	-9.7%
EBITDA Margin (without taxes and charges)	6.6%	7.9%	-130 bps

The reduction of 190 bps in the gross margin was partially offset by the reduction of 70 bps in operating expenses, which led to an EBITDA margin of 6.6% in the first quarter of 2007, as opposed to 7.9% in the same period of 2006, a reduction of 130 bps.

In absolute terms EBITDA was R$ 234.3 million in 1Q07, 9.7% lower than the R$ 259.5 million recorded in the same period of last year.

Financial Results
Lower interest rates caused an impact in the period

R$ million[1]	1Q07	1Q06	Chg.
Financ. Revenue	70	102	-31.0%
Financ. Expenses	(131)	(169)	-22.2%

Net Financial Income	(61)	(67)	-8.9%
(1) Totals may not tally as the figures are rounded off

During the 1st quarter of 2007, financial expenses and revenues exhibited a decrease in comparison with the same period of the year 2006. Financial revenues in 1Q07 came to R$ 70.2 million, as opposed to R$ 101.7 million in 1Q06, representing a downslide of 31.0%. Three factors contributed toward this decrease: (i) lower average cash in 1Q07 in comparison with 1Q06, which was R$ 1,706.2 million and is currently R$ 1,069.1 million; (ii) lower interest rate in the period (average of 13.9% in 1Q07 versus 16.5% in 1Q06) and; (iii) increase in installment sales without interest.

Financial expenses in the period amounted to R$ 131.4 million, 22.2% lower than the R$ 168.9 million recorded in the 1st quarter of 2006. This reduction is mainly due to the lower interest rate in the period, as commented on above.

Net financial expenses attained R$ 61.2 million in the period, versus R$ 67.2 million in relation to the 1st quarter of 2006, a reduction of 8.9%.

Equity Income
Equity income result starts to show improvements in the period

With a 12% share in the sale of the Group, FIC (Financeira Itaú CBD) recorded negative equity income of R$ 5.9 million in the 1st quarter of 2007, an improvement of 60.4% in relation to the R$14.8 million of 1Q06 and of 48.2% in relation to the R$ 11.3 million of 4Q06.

This improvement in FIC’s performance, which generated growth of 87% in the total revenues in the period, occurred on account of the following factors: (i) increase of the receivables portfolio (which totaled R$ 871.9 million, up 34.9% over the same prior-year period); (ii) increase of the supply of relationship products (insurance, personal loan and extended warranty); (iii) growth of the Company’s sales and; (iv) reduction of the credit loss levels.

The result of this quarter supports the forecast that the break-even point will be attained at the end of 2007. The number of customers of FIC attained 5.2 million in the quarter, with 3.8 million private label card holders.

Minority Interest: Sendas Distribuidora
Gross margin reflects more competitiveness in Rio de Janeiro

In the 1st quarter of 2007, the gross sales of Sendas Distribuidora attained R$ 796.2 million, which represents 19.1% of the Group’s sales. Net sales amounted to R$ 693.9 million in the period. In spite of the improvement in the sales performance in relation to the previous year, sales in the period do not yet reflect investments in competitiveness implemented in the last few quarters.

Gross income amounted to R$ 177.3 million, with a gross margin of 25.6% . In comparison with the same prior-year period, the gross margin registered a downslide of 180 bps, reflecting the aggressive price strategy and the heated competition faced in Rio de Janeiro.

Although operating expenses presented a result that resembles that of the prior year (R$ 164.6 million in 1Q07 as opposed to R$ 163.9 million in 1Q06), the EBITDA margin was down 170 bps (1.8% in 1Q07 against 3.5% in 1Q06), due to the lower gross margin of the period.

Financial income exhibited a negative result of R$ 31.5 million in the period, significantly influencing the result of Sendas Distribuidora. Net loss for the quarter was R$ 38.6 million, generating a minority interest result of R$ 22.2 million for the Group.

Net Income
Result of the quarter is strongly influenced by the lower gross margin

R$ million	1Q07	1Q06	Chg.
Net Income	36	60	-40.3%
Net Margin - %	1.0%	1.8%	-80 bps

The Group reported net income of R$ 36.0 million in this quarter, a decrease of 40.3% in relation to the same period of 2006. This reduction occurred mainly because of the lower gross margin of the period, affected by the price strategy adopted by the Group.

Investments
The sum earmarked for investments in the quarter was R$ 204.2 million

Investments in the 1st quarter amounted to R$ 204.2 million, higher than the R$ 143.9 million invested in the 1st quarter of 2006.

Investments were divided as follows:

  R$ 77.6 million in the opening and construction of new stores to be inaugurated during the year 2007;
  R$ 68.4 million in the acquisition of strategic land;
  R$ 45.5 million in store renovations;
  R$ 12.7 million in infrastructure (technology, logistics and others).

Four Extra Perto stores were opened in the period, and in the second quarter another 3 stores will be inaugurated (one CompreBem and two Extra hypermarket stores). Most of the openings scheduled for the year 2007 will be concentrated in the second semester.

Subsequent Events: 6th Debenture Issue

On April 27, 2007, CVM (Brazilian Securities Commission) approved the issue of 77,965 debentures (simple, non-convertible, nominative and book-entry debentures in 2 tranches, of the unsecured kind) by CBD.

The issue was performed in two tranches, whereas the final quantity of debentures of the 1st tranche was 54,000 and the final quantity of debentures of the 2nd tranche was 23,965 debentures. The unit face value was R$ 10,000.00, amounting to a total value of the offering of R$ 779,650,000.00.

The 1st tranche debentures were targeted at individual and corporate investors, investment funds, pension funds, third party asset management entities registered at CVM, entities licensed to operate by the Central Bank of Brazil, insurance companies, supplementary pension entities and capitalization companies and institutional or qualified investors, considered as such by the current regulations. 2nd tranche debentures were earmarked exclusively for exchange for the holders of 5th issue debentures.

1st tranche debentures have a return established with a basis on the DI Rate, plus a spread corresponding to 0.5% per annum. The return on 1st tranche debentures also applies to 2nd tranche debentures.

The unit face value of the debentures will be amortized according to the following schedule: three (3) annual installments, on March 1, 2011, March 1, 2012 and March 1, 2013. The payment of 1/3 of the Unit Face Value of the Debentures in circulation will be made on each amortization payment date.

The information presented in the following tables has not been reviewed by the external auditors.

Gross Sales per Format (R$ thousand)

1st Quarter	2007	%	2006	%	Var.(%)

Pão de Açúcar	918,464	22.0%	900,529	22.9%	2.0%
Extra	2,126,067	51.0%	1,956,708	49.9%	8.7%
CompreBem	718,600	17.3%	657,501	16.8%	9.3%
Extra Eletro	81,904	2.0%	76,644	1.9%	6.9%
Sendas*	322,916	7.7%	333,346	8.5%	-3.1%

CBD	4,167,951	100.0%	3,924,728	100.0%	6.2%

Net Sales per Format (R$ thousand)

1st Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	775,079	22.0%	751,948	22.7%	3.1%
Extra	1,792,425	50.8%	1,642,121	49.7%	9.2%
CompreBem	613,267	17.3%	558,544	16.9%	9.8%
Extra Eletro	64,682	1.8%	59,626	1.8%	8.5%
Sendas*	284,896	8.1%	292,728	8.9%	-2.7%

CBD	3,530,349	100.0%	3,304,967	100.0%	6.8%

* Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2007	2006

	1st Q	1st Q

Cash	51.0%	50.0%
Credit Card	38.3%	38.1%
Food Voucher	7.9%	7.9%
Credit	2.8%	4.0%
Post-dated Checks	1.7%	2.2%
Installment Sales	1.1%	1.8%

Stores by Format

	Pão de		Extra-			Extra		Sales	Number of Employees
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	CBD	Area (m2)

12/31/2006	164	83	50	186	62	4	549	1,217,984	63,607

Opened						4	4
Closed				(3)			(3)
Converted							-

3/31/2007	164	83	50	183	62	8	550	1,221,017	62,370

09.01 – Investment in Subsidiary and/or Associated Companies

1 – ITEM	2 – NAME OF COMPANY	3 – BRAZILIAN REVENUE SERVICE REGISTRY OF LEGAL ENTITIES - CNPJ	4 – CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)

01	NOVASOC COMERCIAL LTDA.	03.139.761/0001-17	PRIVATELY-HELD ASSOCIATED	10,00	-0.88
COMMERCIAL, INDUSTRIAL AND OTHER			1	1

02	SÉ SUPERMERCADOS LTDA.	01.545.828/0001-98	PRIVATELY-HELD SUBSIDIARY	91,92	24.89
COMMERCIAL, INDUSTRIAL AND OTHER			1,133,990	1,133,990

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATELY-HELD SUBSIDIARY	42,57	-0.30
COMMERCIAL, INDUSTRIAL AND OTHER			450,001	450,001

04	VERSALHES COM. PROD. ELETRÔNICOS LTDA.	07.145.984/0001-48	PRIVATELY-HELD SUBSIDIARY	90,00	0,00
COMMERCIAL, INDUSTRIAL AND OTHER			10	10

10.01 – Characteristics of Public or Private Debenture Issue

1 – Item	01
2 - Issue order number	5
3 – Registration number with CVM	SRE/DEB/2002/038
4 – Date of registration with CVM	11/13/2002
5 – Issued series	1
6 – Type	Simple
7 – Nature	Public
8 - Issue date	10/1/2002
9 - Due date	10/1/2007
10 – Type of debenture	Without preference
11 – Remuneration conditions prevailing	DI + 0.95% p.a.
12 – Premium/discount
13 – Nominal value (reais)	10,375.25
14 – Issued amount (Thousands of reais)	416,556
15 – Number of debentures issued (unit)	40,149
16 – Outstanding debentures (unit)	40,149
17 – Treasury debentures (unit)	0
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to be placed (unit)	0
21 - Date of last renegotiation	9/9/2004
22 - Date of next event	4/1/2007

16.01 – Other Significant Information

SHAREHOLDING STATUS ON MARCH 31, 2007:

Companhia Brasileira de Distribuição

SHAREHOLDERS	COMMON SHARES	% ON TOTAL CAPITAL	% ON VOTING CAPITAL	PREFERRED SHARES	% ON TOTAL CAPITAL	% ON TOTAL PREFERRED	TOTAL	% ON TOTAL
WILKES	32,700,000,000	28.741851%	65.610050%	0	0.000000%	0.000000%	32,700,000,000	28.741851%
PENINSULA	1,392,087,129	1.223583%	2.793116%	1,304,233,686	1.146364%	2.040050%	2,696,320,815	2.369947%
SUDACO	14,309,588,419	12.577494%	28.711095%	0	0.000000%	0.000000%	14,309,588,419	12.577494%
SEGISOR	1,000	0.000001%	0.000002%	1,892,946,860	1.663816%	2.960901%	1,892,947,860	1.663817%
CASINO	26,000	0.000023%	0.000052%	0	0.000000%	0.000000%	26,000	0.000023%
ABILIO	15	0.000000%	0.000000%	0	0.000000%	0.000000%	15	0.000000%
J. PAULO	10	0.000000%	0.000000%	8,900,000	0.007823%	0.013921%	8,900,010	0.007823%
ANA MARIA	10	0.000000%	0.000000%	0	0.000000%	0.000000%	10	0.000000%
P. PAULO	0	0.000000%	0.000000%	360,850	0.000317%	0.000564%	360,850	0.000317%
RIO SOE	1,407,912,871	1.237493%	2.824870%	0	0.000000%	0.000000%	1,407,912,871	1.237493%
FLYLIGHT	0	0.000000%	0.000000%	160,314,807	0.140910%	0.250760%	160,314,807	0.140910%
ONYX 2006	0	0.000000%	0.000000%	10,253,190,000	9.012100%	16.037787%	10,253,190,000	9.012100%
RIO PLATE	0	0.000000%	0.000000%	2,027,586,304	1.782159%	3.171500%	2,027,586,304	1,782159%
SWORDFISH	0	0.000000%	0.000000%	2,236,310,000	1.965617%	3.497981%	2,236,310,000	1.965617%
MANAGEMENT	85	0.000000%	0.000000%	47,470,010	0 41724%	0.074251%	47,470,095	0.041724%
OTHER	30,310,149	0.026641%	0.060867%	46,000,140,228	40.432085%	71.952284%	46,030,450,377	40.458726%
TOTAL	49,839,925,688	43.807086%	100.000000%	63,931,452,745	56.192914%	100.000000%	113,771,378,433	100.000000%

SHAREHOLDING STATUS ON MARCH 31, 2007
Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

	COMMON SHARES		PREFERRED SHARES		TOTAL
SHAREHOLDERS	AMOUNT	% ON TOTAL CAPITAL	AMOUNT	% ON TOTAL PREFERRED	AMOUNT	% TOTAL CAPITAL
PARENT COMPANY	49,809,589,454	99.94%	17,883,842,507	27.97%	67,693,457,961	59.50%
BOARD OF DIRECTORS	85	0.00%	1,690,010	0.00%	1,690,095	0.00%
EXECUTIVE BOARD	0	0.00%	45,780,000	0.07%	45,780,000	0.04%
OTHER	30,310,149	0.06%	46,000,140,228	71.95%	46,030,450,377	40.46%
TOTAL	49,839,925,688	100.00%	63,931,452,745	100.00%	113,771,378,433	100.00%
OUTSTANDING SHARES	30,310,149	0.06%	46,000,140,228	71.95%	46,030,450,377	40.46%

SHAREHOLDING STATUS ON MARCH 31, 2007
Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

	COMMON SHARES		PREFERRED SHARES		TOTAL
SHAREHOLDERS	AMOUNT	% ON VOTING CAPITAL	AMOUNT	% ON PREFERRED CAPITAL	AMOUNT	% TOTAL CAPITAL
PARENT COMPANY	49,809,589,449	99.94%	16,071,756,203	25.18%	65,881,345,652	57.96%
BOARD OF DIRECTORS	90	0.00%	1,690,000	0.00%	1,690,090	0.00%
EXECUTIVE BOARD	-	0.00%	41,680,000	0.07%	41,680,000	0.04%
OTHER	30,336,149	0.06%	47,712,863,542	74.75%	47,743,199,691	42.00%
TOTAL	49,839,925,688	100.00%	63,827,989,745	100.00%	113,667,915,433	100.00%
OUTSTANDING SHARES	30,336,149	0.06%	47,712,863,542	74.75%	47,743,199,691	42.00%

Breakdown up to Individual Level of holders of 5% of Companhia Brasileira de Distribuição at March 31, 2007:

WILKES PARTICIPAÇÕES S/A

SHAREHOLDERS	COMMON SHARES	% TOTAL CAPITAL	% TOTAL COMMON CAPITAL	PREFERRED CLASS “A” SHARES	PREFERRED CLASS “B” SHARES	TOTAL PREFERRED SHARES	% TOTAL CAPITAL	%TOTAL PREFERRED CAPITAL	TOTAL	%TOTAL
PEN¥NSULA	10,187,500,000	23.36%	50.00%	0	0	0	0.00%	0%	10,187,500,000	23.36%
SUDACO	10,187,500,000	23.36%	50.00%	12,325,000,000	10,905,110,524	23,230,110,524	53.27%	100%	33,417,610,524	76.64%
TOTAL	20,375,000,000	46.73%	100.00%	12,325,000,000	10,905,110,524	23,230,110,524	53.27%	100%	43,605,110,524	100.00%

The 10,905,110,524 Preferred Class “B” Shares were not paid-up, totaling 32,700,000,000 shares for Wilkes capital at March 31, 2007.

PEN¥NSULA PARTICIPAÇÕES LTDA

	Common units interest		Preferred units		Total
Members	Amount	%	Amount	%	Amount	%
ABILIO DOS SANTOS DINIZ	9,756,263	7.48	1	20.0	9,756,264	7.48
JOÃO PAULO F. DOS SANTOS DINIZ	30,171,223	23.13	1	20.0	30,171,224	23.13
ANA MARIA F. DOS SANTOS DINIZ	30,171,223	23.13	1	20.0	30,171,224	23.13
PEDRO Á PAULO F. DOS SANTOS	30,171,223	23.13	1	20.0	30,171,224	23.13
ADRIANA F. DOS SANTOS DINIZ	30,171,223	23.13	1	20.0	30,171,224	23.13
TOTAL	130,441,155	100.00	5	100.00	130,441,160	100.00

SUDACO PARTICIPAÇÕES LTDA

SHAREHOLDERS	Units of Interest (quotas)%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	99.99
FRANCIS ANDRÉ MAUGER	01	0,01
TOTAL	3,585,804,573	100.00

PUMPIDO PARTICIPAÇÕES LTDA

SHAREHOLDERS	Units of Interest (quotas)%
SEGISOR	3,633,544,693	99.99
FRANCIS ANDRÉ MAUGER	01	0,01
TOTAL	3,633,544,693	100.00

ONYX 2006 PARTICIPAÇÕES LTDA

Members	Units of interest (quotas)%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	581,317,357	99.98
ABILIO DOS SANTOS DINIZ	10,012	0.02
Total	581,327,369	100.00

RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA

Members	Units of interest A (quotas)	Units of interest B (quotas)%
ABILIO DOS SANTOS DINIZ	466,431,800	466,431,800	60.46
PEN¥NSULA PARTICIPAÇÕES LTDA	268,679,490	268,679,490	34.82
PAIC PARTICIPAÇÕES LTDA	0	0	04.72
Total	735,111,290	735,111,290	100.00

PAIC PARTICIPAÇÕES LTDA

Shareholders	Units of interest (quotas)%
PEN¥NSULA PARTICIPAÇÕES LTDA	3,705,878	6.44
AB¥LIO DOS SANTOS DINIZ	3,473,015	3.56
TOTAL	37,178,893	100.00

17.01 – Unqualified Report on the Special Review

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Securities Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Companhia Brasileira de Distribuição

1.
We have performed a special review of the accompanying Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição (“the Company”) and of Companhia Brasileira de Distribuição and subsidiaries for the quarter and quarter ended March 31, 2007, including the balance sheets, statements of income, report on the Company’s performance and other significant information prepared by Company management, in accordance with accounting practices adopted in Brazil. The quarterly financial information of investees Pão de Açúcar Fundo de Investimento em Direitos Creditórios and Miravalles Empreendimentos e Participações S.A. for the quarter ended March 31, 2007 were reviewed by other independent auditors. Our special review report, insofar as it relates to the amounts of assets, liabilities and results of those investees, is based solely on the limited reviews of those independent auditors.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3.
Based on our special review and on the limited review reports issued by other independent auditors, we are not aware of any material modification that should be made to the Quarterly Financial Information referred in the first paragraph for it to comply with accounting practices adopted in Brazil and with Brazilian Securities and

Exchange Commission (“CVM”) regulations specifically applicable to the preparation of Quarterly Financial Information.

4.
Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information, referred to in the first paragraph, taken as a whole. The statements of cash flows and of added value of Companhia Brasileira de Distribuição and of Companhia Brasileira de Distribuição and subsidiaries for the quarter ended March 31, 2007 and 2006, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review and on the quarterly information reviewed by other independent auditors, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the quarter ended March 31, 2007, taken as a whole.

São Paulo, May 4, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Partner CRC -1SP170652/O-1

18.02 – Comments on Performance of Associated / Affiliated Company

Associated / Affiliated Company: NOVASOC COMERCIAL LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 – Comments on Performance of Associated / Affiliated Company
(Continued)

Associated / Affiliated Company: SÉ SUPERMERCADOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 – Comments on Performance of Associated / Affiliated Company
(Continued)

Associated / Affiliated Company: SENDAS DISTRIBUIDORA S.A.

See ITR 08.01 – Comments on Consolidated Performance

18.02 – Comments on Performance of Associated / Affiliated Company
(Continued)

Associated / Affiliated Company: VERSALHES COM. PROD. ELETRÔNICOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

Contents

GROUP	ITR	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION / INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET –ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY INFORMATION	7
05	01	COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER	58
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	59
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	60
07	01	CONSOLIDATED STATEMENT OF INCOME	61
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	62
09	01	INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES	72
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	73
16	01	OTHER SIGNIFICANT INFORMATION	74
17	01	UNQUALIFIED REPORT ON THE SPECIAL REVIEW	77
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY NOVASOC COMERCIAL LTDA.	79
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY SÉ SUPERMERCADOS LTDA	80
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY SENDAS DISTRIBUIDORA S.A.	81
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY VERSALHES COM. PROD. ELETRÔNICOS LTDA:	82

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 17, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.